Exhibit 99.(d).23

JOHN HANCOCK INVESTMENT TRUST

AMENDMENT TO SUBADVISORY AGREEMENT

AMENDMENT made as of this 28th day of June, 2021 to the Subadvisory Agreement dated December 13, 2018, (the “Agreement”), between John Hancock Investment Management LLC, a Delaware limited liability company (the “Adviser”), and Pictet Asset Management SA, a corporation incorporation under the laws of Switzerland) (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement relating to the compensation of the Subadviser is amended to add John Hancock Global Environmental Opportunities Fund.

2.	EFFECTIVE DATE

This Amendment shall become effective on the later to occur of (i) approval of this amendment by the Trustees of John Hancock Investment Trust and (ii) the date of its execution.

3.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

PICTET ASSET MANAGEMENT SA

By:	/s/ Jean-Yves Kohler
Name:	Jean-Yves Kohler
Title:	Head of Legal Institutional

/s/ Hans Peter Portner
HANS PETER PORTNER
HEAD OF THEMATIC EQUITIES
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APPENDIX A

The Subadviser shall serve as investment subadviser for the Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the “Subadviser Fee”):

John Hancock Global Environmental Opportunities Fund [          ]

*The term Aggregate Net Assets includes the net assets of a Portfolio managed by the Subadviser. It also includes the net assets of one or more other portfolios of the Trust or other portfolios managed by the Subadviser, as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s) and only with respect to the net assets of such other portfolio(s) that are managed by the Subadviser. For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund. For purposes of determining Aggregate Net Assets and fee breakpoints, the net assets of Canadian Fund and Canadian Class as defined below shall be converted into US dollars using currency exchange rates as determined by the Portfolio.

Trust Portfolio(s)	Other Portfolio(s)
John Hancock Global Environmental Opportunities Fund

John Hancock Global Thematic Opportunities Fund, a series of John Hancock Investment Trust

Manulife Global Thematic Opportunities Fund, a Canadian mutual fund trust governed by National Instrument 81-102 - Investment Funds (the “Canadian Fund”)

Manulife Global Thematic Opportunities Class, a class of mutual fund shares of Manulife Investment Exchange Funds Corp. governed by NI 81-102 (the “Canadian Class”)*

*Excluding assets of the Canadian Class invested in the Canadian Fund

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The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to (i) the sum of the amounts determined by applying the annual (365 days) percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for the Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid in USD either by wire transfer or check, as directed by Subadviser.

If, with respect to any Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.

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